

June 16, 2010

<u>**Via U.S. Mail and Fax (229) 225-3816**</u>
Mr. R. Steve Kinsey
Chief Financial Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

> **Re: Flowers Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **File No. 1-16247**

Dear Mr. Kinsey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief